                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2005

                         COMMISSION FILE NUMBER 0-50841

                                  51JOB, INC.
             (Exact Name of Registrant as Specified in its Charter)

                  21ST FLOOR, WEN XIN PLAZA, 755 WEI HAI ROAD
                  SHANGHAI 200041, PEOPLE'S REPUBLIC OF CHINA
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X               Form 40-F
                               ---                        ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                       Yes                         No  X
                           ---                        ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                       Yes                         No  X
                           ---                        ---

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                       Yes                         No  X
                           ---                        ---

       (If "Yes" is marked, indicate below the file number assigned to the
            registrant in connection with Rule 12g3-2(b): 82-     N.A.  )
                                                              ----------


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     51job, Inc. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 Press release regarding first quarter 2005 unaudited financial results dated May 9, 2005

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  51JOB, INC.


                                  By:   /s/ Rick Yan
                                     -------------------------------------------
                                  Name:  Rick Yan
                                  Title: Chief Executive Officer and President


Date: May 9, 2005

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                                  EXHIBIT INDEX


Exhibit    Description
-------    -----------

99.1       Press release regarding first quarter 2005 unaudited financial results dated May 9, 2005


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